LIVEVESTED, LLC

a Delaware public benefit limited liability company

Convertible Promissory Notes

$250,000.00 Regulation Crowdfunding Offering

March 2021

A CROWDFUNDING INVESTMENT INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

<u>PROCEDURES</u>

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/incolo) (the "Company Offering Profile") relate to the offer and sale of convertible promissory notes (collectively, the "Notes") in LiveVested, LLC, a limited liability company organized in Delaware (the "Company"). The Company is seeking to raise between a minimum of $57,000 (the "Minimum Offering Amount") and a maximum of $250,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Notes. Investors will not become members of the Company and will have the certain rights and obligations as set forth in the Note, a copy of which is provided in the Offering Materials. For a detailed summary of the Offerings and the Notes, see the Term Sheet included in the Offering Materials.

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Maximum Offering Amount, (ii) February 28th, 2022 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date"). The Notes are offered by the Company on a best-efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. In accordance with the Company's reliance on the SEC's temporary regulatory COVID-19 relief, the closing(s) for this Offering are being conducted on an expedited basis. The Company may conduct a closing of the Offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to the procedures outlined herein has lapsed that equal or exceed the Minimum Offering Amount (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that the Placement Agent has provided advance written notice to Investors, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing. If the Minimum Offering Amount is not received by the Company into the Escrow Account prior to the Termination Date of the Offering, no Notes will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any Notes subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for Notes at any time prior to the Termination Date of the Offering and may

reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount. If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to the Escrow Account, forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the Escrow Account. Investors may cancel their investment commitment in the Notes, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason up to forty-eight (48) hours after the acceptance of the Investor's investment by the Company. If an Investor has not canceled his, her or its investment commitment in the Notes within 48 hours of the Company's acceptance of the investment, the Investor's subscription for the Notes shall be irrevocable by the Investor, the Investor's funds will be released to the Company upon the applicable Closing, and the Investor will receive securities in exchange for his or her investment, which will be documented through the receipt of an executed copy of the Notes, and which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold only to persons who meet certain qualifications, including, but not limited to, being either (a) "accredited investors" ("Accredited Investors") as defined in Rule 501(a) of Regulation D promulgated by the United States Securities and Exchange Commission under the Securities Act, (b) persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((a) and (b) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $100.00.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for hiring, marketing and sales, startup development, as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Notes will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount

- Gross Proceeds: $57,000.00
- Estimated Placement Fee: $1,710.00
- Net Proceeds: $55,290.00

For Maximum Offering Amount
- Gross Proceeds: $250,000.00
- Estimated Placement Fee: $7,500.00
- Net Proceeds: $242,500.00

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 3.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offering. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

DISCLOSURES

This Offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Commission's temporary regulatory COVID-19 relief

Under these temporary regulations, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

An investment in the Notes is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Notes should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Notes is appropriate.

The Notes have not been registered under the Securities Act

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The investment contemplated by the Notes has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Notes will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Notes and no such market is expected to develop

The Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Notes to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the Notes. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the Notes by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the Notes are fully set forth in the Note

The terms, conditions and restrictions of the Notes are fully set forth in the Note, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Note. In the event that any of the terms, conditions, or other provisions of the Note are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the Notes shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Notes is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The information provided will at least meet the minimum requirements under this offering and per the rights granted by the Company's Operating Agreement. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

Limited operating history

The Company was founded in January 2019, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include, but are not limited to:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional

highly-specialized personnel to fulfill various roles within the Company. Competition for such personnel is intense and there can be no assurance that the Company can attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

The Company's management will have broad discretion in use of proceeds

The Company has preliminarily designated the use of the proceeds from this Offering for hiring, marketing and sales, startup development, general working capital purposes and other necessary expenditures as determined in the discretion of management. Accordingly, the Company's management will have significant flexibility and broad discretion in applying the proceeds of the Offering. The failure of management to apply these funds effectively could have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Competition from other businesses

The Company will compete in a competitive market with several other established and early-stage private company community service providers. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Existing and potential litigation

On or about January 28, 2021 Will McGuire and LiveVested, LLC were advised by email that a lawsuit had been initiated in the United States District Court for the Eastern District of North Carolina by a pro se Plaintiff. On February 26, 2021 in a Recommendation and Memorandum, the United States District Court for the Eastern District of North Carolina recommended the case be dismissed on the basis of it being frivolous. The Plaintiff had until March 12, 2021 to file written objections to the District Judge and no such objections were filed. As such, it is expected that the case will be dismissed in the near future. Although management is unaware of any other threatened or pending litigation against the Company, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of another a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, while maintaining a certain level of quality in its existing products and services, the Company's business, financial condition and results of operations would be materially adversely affected.

Control of the Company

The managers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become members of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a member of the Company as a result of his, her or its investment until a conversion to equity event occurs (if it occurs) and then voting rights are provided to those with Series A-1 Units. Only investors who hold Series A-1 Units will have the right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company will rely on intellectual property laws to protect its proprietary assets, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary assets. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict

whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. To date, the Company has developed limited customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has a pending name change

The Company has filed for the assumed name "Incolo" and will continue to hold the assumed name "CrowdfundNC."

The trademark "Incolo" is trademarked under serial number 90430200. The asset was registered by William McGuire. The Company has a legal document ("TDocument") between William McGuire and LiveVested, LLC to transfer the trademark to the Company at no cost. The TDocument also assign all rights and interest in the "Incolo" mark to LiveVested, LLC on a royalty-free, perpetual license to use Incolo however they choose before this official transfer. It is anticipated that the official transfer can be made within 30 days post raise close.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Notes being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Notes being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Notes being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Notes for an indefinite period.

Restrictions on transferability

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Notes being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Notes and the interest and principal payments thereunder, unless converted to equity. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Investors will not become members of the Company, unless the Notes are converted to equity in the future

Investors will not become members of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their Notes), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment, unless the Notes are converted to equity in the future.

The obligations of the Company under the Notes will be unsecured obligations

The Company's obligations under the Notes will be unsecured obligations. Therefore, upon the occurrence of an event of default under the Notes, an Investor will have no recourse against the assets of the Company and rights that the Investor may have under the Notes will be subordinate and inferior to the Company's other creditors at such time, if any.

Disputes may be resolved only through mandatory binding arbitration

The Notes provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are required to indemnify and reimburse the Administrative Agent; There will be little or no recourse against the Administrative Agent.

As a condition of agreeing to the terms of the Notes, the Investor has agreed to indemnify and reimburse the Administrative Agent, ratably from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Notes or any action taken or omitted under the Notes, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the Notes, enforcement of Investor's rights could be uncertain, recovery of funds due on the Notes may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the Notes. There is no provision in the Notes for a party to replace the Administrative Agent.

The Notes may never convert to equity

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Notes nor a liquidity event occurs, the Company may be required to pay off the debt obligation under the Notes. If the Company is unable to pay off that obligation at the maturity of the Notes, the Company could be placed in default and Investors may not receive a return on their investment.

Equity securities acquired upon conversion of Notes may be significantly diluted as a consequence of subsequent financings

Any equity securities issued by the Company will be subject to dilution. The Company intends to issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from conversion of the Notes will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of the Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors.

Investors will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The terms of the Notes may be amended without the consent of the Investor

Any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued. Such an amendment would be effective to, and binding against all Investors in the Notes. As such, the Investor should be aware that it is possible for the Notes to be amended without their consent.

TAXES

No analysis has been done of potential federal, state or local tax consequences

Investors should consider potential federal, state and local tax consequences of an investment in the Notes and they are urged to consult their own tax advisor to determine the federal, state and local income tax consequences of acquiring, owning, and disposing of, the Notes. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the federal, state and local tax consequences to potential investors.

RELATED PARTIES

Provision of services by the manager and their affiliates

The managers of the Company will be retained by the Company to render services for the Company, such as operational services and sales. The managers will also continue to engage in other business activities, and those individuals may have conflicts of interests in allocating their time between the Company and other activities in which they are involved. No formal process of resolving any such conflict is in place or planned. Accordingly, all of the manager's decisions will be based upon sound business practices, its fiduciary responsibilities to the Investors and the Company's objectives and policies. The managers believe, however, that they have sufficient time and resources to discharge fully and completely their responsibilities to all businesses in which they are involved.

Officer and manager participation in the Offering

Any securities subscribed for by officers, managers, or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering. At the commencement of the Offering, it is not expected that the officers or managers of the Company will participate in the Offering.

CONFLICTS OF INTEREST

The Company and the Placement Agent are Related Parties

Localstake Marketplace LLC, the Placement Agent for the Offering, is affiliated to the Company via the CEO of the Company, William McGuire, who is also a Registered Representative of the Placement Agent. In connection with the services provided by the Placement Agent for the Offering, the Company is paying Localstake Marketplace an Offering Preparation Fee and Placement Fee. Through this relationship, the Placement Agent has a material interest in the success of the Offering. William McGuire will not be compensated for his role as a Registered Representative of the Placement Agent in connection with the Offering.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

The Company has four classes of membership: Common (voting), Common P-Series (voting), Preferred Series A-1 (voting) and Preferred Series A-2 (non-voting). The voting classes of Membership Interests carry one vote per interest when eligible to vote. The allocation of distributions between the classes of Members is covered in Article 7 of the Operating Agreement. Any distributions will be made to Members holding Series A-1 or Series A-2 Units in proportion to their respective capital contributions with respect to such units, until each such Member holding such units has received aggregate distributions equal in value to 1.0 times (or 0.8 times if distributions are from net cash flow of the Company) such Member's paid in capital contribution with respect to such units. All future distributions will be made on a cumulative basis to all Members in proportion to their respective ownership.

Member	Units	% Voting Power
William McGuire	104,500 Common	41%
Other Common Members	149,956 Common & P-Series	58%
Series A-1 Member	2,500 Series A-1	1%

Please see the Company's Notes to the Financial Statements for additional information.

Indebtedness of the Company

The Company carries the following debt vehicles:

$5,000 Zero-interest loan from Related Party
Date Financed: January 2020
Present Balance as of March 2021: $5,000
Interest Rate: 0.0% per annum
Maturity: 12/31/2025
Payment: $0

$5,500 EIDL Loan
Date Financed: March 2020
Present Balance as of March 2021: $5,500
Interest Rate: 3.75% per annum
Maturity: 7/1/2050
Payment: $27/mo

The Company has the ability for officers, other members, and other 3rd parties to provide short term (or revolving debt less than 1 year) to the Company on terms no more favorable than those commercially available. It is common practice for the CEO and/or other members to provide revolving debt from time to time at low to 0% interest rates.

Please see the Company's Notes to the Financial Statements for additional information.

Previous securities offerings of the Company

The Company has previously raised outside capital through the following securities offerings:

$48,500
Date: 12/31/2020
Security Type: Convertible Notes
Exemption: Reg D, Rule 506(b)
Use of Funds: Hiring, marketing and sales, professional fees
Amount of Securities: 48,500

<u>**DIRECTORS AND OFFICERS OF THE COMPANY**</u>

William McGuire

Dates of Service: January 2019 - present
     Title: Founder, CEO & LLC Manager
     Responsibilities: Caring and feeding our amazing team and support operations
Other Experience
     Employer: boon, Inc.
     Dates of Service: Dec 2020 - present
     Employer's Principal Business: Software and support to 2-sided marketplace founders
     Title: President & CEO
     Responsibilities: Caring and feeding our team who's helping to grow the company
     Employer: Localstake
     Dates of Service: September 2020 - present
     Employer's Principal Business: Broker Dealer for the private markets
     Title: Registered Representative
     Responsibilities: Helping companies with the intricacies of securities law through structuring their offerings. Broker Check, https://brokercheck.finra.org/individual/summary/7273156
     Employer: Hemp Street Community, Inc.
     Dates of Service: March 2019 - present
     Employer's Principal Business: Advertising platform for hemp retailers
     Title: Co-founder & Secretary
     Responsibilities: Current: Minimal time/fractional - Keeping the books and records
     Employer: Tionchar Consulting, LLC
     Dates of Service: March 2019 - December 2019
     Employer's Principal Business: Management & IT Consulting
     Title: Owner
     Responsibilities: Provide Consulting & Advisory
     Employer: Impact Makers, Inc.
     Dates of Service: September 2015 - March 2019
     Employer's Principal Business: Management & IT Consulting
     Title: Senior Consultant
     Responsibilities: Consulting & Advisory for a diversity of businesses

Eric Porper

Dates of Service: Oct 2020 - present

Title: Strategy and Operations
Responsibilities: Help shape strategic direction and run operations
Other Experience
Employer: boon, Inc.
Dates of Service: Dec 2020 - present
Employer's Principal Business: Software and support to 2-sided marketplace founders
Title: Secretary & Treasurer
Responsibilities: Identify opportunities for growth
Employer: Emblem Vault, llc
Dates of Service: 10/2019-Present
Employer's Principal Business: SaaS Service Provider
Title: Co-founder / Advisor
Responsibilities: Develop GTM Strategy, Current: Strategic Advisor
Employer: Focus-3, Inc
Dates of Service: 06/2015-Present
Employer's Principal Business: SaaS CRM and Marketing
Title: President
Responsibilities: Lead Growth and Product Raodmap, Advisor as of 10/2019
Employer: Allscripts
Dates of Service:
Employer's Principal Business: Healthcare Software
Title: Director, Digital Marketing
Responsibilities: Transform Dept. to Strategic , Data focused Marketing

Ryan Vet

Dates of Service: December 2020 - present
Title: Advisor & Marketplace Advisor
Responsibilities: Help combine operations & identify opportunities for both Incolo and the Marketplace's growth.
Other Experience
Employer: boon, Inc.
Dates of Service: Dec 2020 - present
Employer's Principal Business: Software and support to 2-sided marketplace founders
Title: Member of Board of Directors
Responsibilities: Review major decisions & advise and help identify support for new operations.
Other Roles:
Dates of Service: Dec 2018 - Dec 2020
Employer's Principal Business: 2-sided marketplace for dental providers
Title: Founder & CEO
Responsibilities: Support the team & oversee operations
Employer: The Oak House at Durham, LLC
Dates of Service: August 2018 - present
Employer's Principal Business: Coffee & Beverage House
Title: Founder
Responsibilities: Support management
Employer: The Oak House at Elon, LLC
Dates of Service: April 2014 - present

Employer's Principal Business: Coffee & Beverage House
Title: Founder
Responsibilities: Support management

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Notes, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: https://crowdfundnc.com/investor-reports. Note, the new URL will be https://incolo.io/investor-reports.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the Notes issued in this Offering, including payment in full of the Notes; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/incolo. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
9465 Counselors Row, Suite 200
Indianapolis, IN 46240
Telephone: 317-805-4743
CRD# 162726
SEC# 8-69063
support@localstake.com
www.localstake.com

LIVEVESTED, LLC
Attn: William McGuire
310 S Harrington Street
Raleigh, North Carolina, 27603
investors@incolo.io
(919)-766-0361